UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65905/December 7, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14604

In the Matter of :	
:	
ACCESSPOINT CORP., :	
AERO PERFORMANCE PRODUCTS, INC., :	ORDER MAKING
APEX RESOURCES GROUP, INC., :	FINDINGS AND REVOKING
ARADYME CORP., :	REGISTRATIONS BY
BANCROFT URANIUM, INC., :	DEFAULT AS TO SIX
FIGHTERSOFT MULTIMEDIA CORP., :	RESPONDENTS
FORTRESS FINANCIAL GROUP, INC., and :	
GLOBAL AIRCRAFT SOLUTIONS, INC. :	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on October 27, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by October 31, 2011. Respondents' Answers were due by November 14, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). As of today, Respondents have not filed Answers with the Office of the Secretary.[1] Respondents were ordered to show cause by December 2, 2011, why the registration of their securities should not be revoked by default, but failed to do so.

Accesspoint Corp., Aero Performance Products, Inc., Aradyme Corp., Bancroft Uranium, Inc., Fightersoft Multimedia Corp., and Fortress Financial Group, Inc., (collectively, Respondents) are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

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[1] The proceeding has ended as to Respondents Apex Resources Group, Inc., and Global Aircraft Solutions, Inc. See Accesspoint Corp., Exchange Act Release Nos. 65674 (Nov. 3, 2011) and 65881 (Dec. 5, 2011), respectively.

Accesspoint Corp. ("ASAP")[2] (CIK No. 1104174) is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ASAP is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $297,775 for the prior nine months. As of October 24, 2011, the common stock of ASAP was quoted on OTC Link, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Aero Performance Products, Inc., ("AERP") (CIK No. 1160598) is a revoked Nevada corporation located in Bluffdale, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AERP is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $512,201 for the prior nine months. On September 29, 2008, AERP consented to the entry of an order that it cease and desist from committing or causing any violations and any future violations of Sections 17(g), 18(a), 18(d), and 18(i) of the Investment Company Act of 1940 and Rule 17g-1 thereunder, and also permanently suspending its exemption under Regulation E under the Investment Company Act of 1940. Aero Performance Products, Inc., Admin. Proc. File No. 3-13259 (Sept. 29, 2008). As of October 24, 2011, the common stock of AERP was quoted on OTC Link, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Aradyme Corp. ("ADYE") (CIK No. 1123580) is an expired Utah corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ADYE is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of $625,548 for the prior nine months. As of April 19, 2011, the common stock of ADYE was quoted on OTC Link, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Bancroft Uranium, Inc., ("BCFT") (CIK No. 1170103) is a revoked Nevada corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BCFT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $5,761,583 for the prior nine months. As of October 24, 2011, the common stock of BCFT was quoted on OTC Link, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Fightersoft Multimedia Corp. ("FTMC") (CIK No. 1343557) is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FTMC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 2008, which reported a net loss of $23,230 for the prior six months. As of October 24, 2011, the common stock of FTMC was quoted on OTC Link, had three market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

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[2] The short form of each issuer's name is also its stock symbol.

Fortress Financial Group, Inc., ("FFGO") (CIK No. 802206) is a Wyoming corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FFGO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $1,757,919 for the prior nine months. As of October 24, 2011, the common shares of FFGO were quoted on OTC Link, had eight market makers, and were eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Accesspoint Corp., Aero Performance Products, Inc., Aradyme Corp., Bancroft Uranium, Inc., Fightersoft Multimedia Corp., and Fortress Financial Group, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge